Exhibit 4.7

Telecom Senior Incentive Scheme

The company

Made by You.

Welcome

As a senior member of the Telecom team, you play a key role in helping us achieve our ambition to connect New Zealanders better through our networked services, enabling our country to succeed, businesses to prosper, and our customers to enrich their lives.

You have the opportunity to be rewarded for your contribution to our success, through participation in our Senior Incentive Scheme. As a part of your remuneration package, you can be rewarded for discretionary effort, and going above and beyond in delivering to our customers, our shareholders, and our people.

How it works

Our performance as a company

The Senior Incentive Scheme is funded by our performance as a Company. Each year the Leadership Team will agree the key financial and market performance measures for approval by the Telecom Board. How we perform against these measures will determine the amount of funding that is available for incentive payments.

Performance measures may be set for the Company as a whole, or separately for each business unit, and may be applied in combination to determine the funding for incentives.

Your incentive

Everyone who participates in the scheme has an annual target incentive value as part of their remuneration package. This gives you an idea of what your potential incentive outcome could be – actual incentive outcomes can be anywhere from zero to 200% of the target value, depending on how much funding is available and your performance.

Example Remuneration Package

Your performance

To be eligible for an incentive payment, your performance must be at an acceptable level. This means that, at a minimum, you’ve delivered on all the things you needed to achieve during the year.

We are a performance driven company, which means incentive payments will be targeted at our best performers – those of you who’ve delivered well beyond what was expected. At the end of each financial year, your performance and contribution to the Company will be assessed to determine whether you will receive an incentive payment for that year, and the amount of any incentive payment.

There is no guarantee of any incentive payment being made under the scheme in any year, or the amount of any payment that is made.

Got questions?

What if you joined during the year, changed roles or have had periods of unpaid leave?

When your manager considers your performance and contribution when recommending your incentive payment, they’ll take into account these factors – if you only joined half way through the year for example, this will be factored into your incentive payment outcome if you’re eligible for one. The same applies if you were on long term unpaid leave, such as parental leave, or if you had a change in your annual incentive target value during the year.

When are incentive payments paid?

Incentive payments are paid as soon as practicable after the end of the financial year, usually in mid to late August.

Glossary

Scheme means this, the Telecom Senior Incentive Scheme.

Participant means any employee of Telecom whom Telecom has offered participation in the Scheme and who has signed an employment agreement that provides for participation in the Scheme; and Participate shall have the corresponding meaning.

Telecom and Telecom Group mean Telecom Corporation of New Zealand Limited, its subsidiaries and related companies, (as defined in s2(3) of the Companies Act 1993), present and future.

Year means the financial year of Telecom, which commences on 1 July and ends on 30 June.

Terms & Conditions

Your participation in, and opportunity to be rewarded through the Senior Incentive Scheme is subject to the terms and conditions outlined below. These may be reviewed and amended by the Company, at its discretion.

Effective as at 1 July 2013

Eligibility

1.	At Telecom’s discretion, the opportunity for participation in the Senior Incentive Scheme (the “Scheme”) may be offered to senior Telecom employees by specifically including it in their individual employment agreement.

2.	Telecom may withdraw participation in the Scheme, at its discretion, by notifying the employee in writing. In the event that Telecom withdraws participation, Telecom is under no obligation to compensate the employee by way of any monetary consideration.

Termination of Employment

3.	Any Participant who ceases employment with Telecom prior to the end of a Year, unless as a result of that Participant’s death or total permanent disablement, or in the case of the Participant being made redundant, shall not be eligible for an incentive payment in respect of that Year.

4.	In the case of a Participant ceasing to be employed by Telecom during a Year due to death or total permanent disablement, Telecom may, at its discretion, make a pro-rata payment of the Participant’s target incentive value to that Participant, or his or her representative/estate.

5.	If a Participant ceases to be employed by Telecom during a Year as a result of redundancy, Telecom may, at its discretion, make a pro-rata payment of the Participant’s target incentive value to that Participant.

Tax and Withholdings

6.	Payments made under the Scheme are subject to any withholdings legally required to be made, including by way of PAYE, ACC deductions and contributions to Kiwisaver by or in respect of the Participant.

Extent of Rights

7.	No payment of an incentive to a Participant in any Year shall give rise to any right to or expectation of any payment in any subsequent Year.

8.	Neither the establishment of the Scheme nor the granting of any benefit thereunder shall be construed as constituting an express or implied contract of employment for any Participant for any fixed period of time, nor shall it nullify or limit the right of Telecom to terminate the employment of any Participant in accordance with the rights and obligations of Telecom as an employer.

Telecom’s Discretionary Rights

9.	Telecom reserves the right to cancel the Scheme or amend these Terms and Conditions at any time without the consent of the Participants and Telecom shall be under no obligation to replace it with any other incentive scheme. The exercise by Telecom of this right shall not give rise to any cause of action whatsoever by a Participant against Telecom. In participating in the Scheme the Participant agrees to Telecom’s rights under these Terms and Conditions.

10.	Telecom shall have the sole right in its absolute discretion to determine the interpretation, operation or application of these Terms and Conditions and, in the event of any dispute, the decision of Telecom shall be final and binding on all Participants affected thereafter.

11.	Telecom shall have complete discretion in regard to whether to make any payment to a Participant in any instance and to determine the amount of any payment made.